UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F  x                       Form 40-F
                         ---                                ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                No  x
                   ---                               ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

                                                         In the U.S.
    In Mexico                                         Breakstone & Ruth
       ASUR                    ASUR                     International
Lic. Adolfo Castro   AEROPUERTOS DEL SURESTE           Susan Borinelli
 (525) 2-84-04-08                                      (646) 526-7018
acastro@asur.com.mx                             sborinelli@breakstoneruth.com

                    ASUR 4Q03 PASSENGER TRAFFIC UP 15.12% YOY

4Q03 Highlights(1):

o    EBITDA increased by 27.73%. to Ps.179.05 million

o    Total passenger traffic up by 15.12%

o Total revenues up by 18.04%, principally due to a 32.74% growth in non-aeronautical revenues

o Commercial revenues per passenger increased by 39.71% to Ps.20.03 pesos per passenger

o    Operating profit improved by 70.33%

o    EBITDA margin increased to 51.65% from 47.72% for 4Q02.

Mexico D.F., February 23, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three- and twelve-month periods ended December 31, 2003.

Unless otherwise stated, all financial figures discussed in this announcement are audited and prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of December 31, 2003, and represent comparisons between the three-month period ended December 31, 2003, and the equivalent three-month period ended December 31, 2002. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1= Ps. 11.2372.

--------
1 Unless otherwise stated, all comparisons are between the three-month period ended December 31, 2003, and the equivalent three-month period ended December 31, 2002.

Passenger Traffic
--------------------------------------------------------------------------------
The 12.50% year-over-year increase in domestic passenger traffic in the fourth quarter of 2003 is mainly the result of: a 17.04% growth in passenger traffic at Cancun airport and a 22.54% increase at Villahermosa airport.

The 17.29% year-over-year increase in international passenger traffic in the fourth quarter of 2003 was principally due to a 17.49% growth in passenger traffic at Cancun airport.

Year-over-year, total, domestic and international passenger traffic for fiscal year 2003 increased by 10.85%, 10.35% and 11.21%, respectively.

Table I: Domestic Passengers (in thousands)

------------------------------------------------------------------------------------------------------------------------
       Airport                   4Q02            4Q03         % Change           FY               FY               %
                                                                                2002             2003            Change
------------------------------------------------------------------------------------------------------------------------
Cancun                           427.2           500.0           17.04         1,880.2          2,159.3          14.84
------------------------------------------------------------------------------------------------------------------------
Cozumel                           21.0            18.4         (12.38)            95.7             91.5         (4.39)
------------------------------------------------------------------------------------------------------------------------
Huatulco                          52.9            55.5            4.91           241.0            232.7         (3.44)
------------------------------------------------------------------------------------------------------------------------
Merida                           192.0           212.1           10.47           753.0            802.5           6.57
------------------------------------------------------------------------------------------------------------------------
Minatitlan                        33.0            33.5            1.52           123.5            128.5           4.05
------------------------------------------------------------------------------------------------------------------------
Oaxaca                           114.8           121.6            5.92           408.3            432.0           5.80
------------------------------------------------------------------------------------------------------------------------
Tapachula                         45.0            47.9            6.44           173.7            182.4           5.01
------------------------------------------------------------------------------------------------------------------------
Veracruz                         110.9           119.2            7.48           426.1            461.4           8.28
------------------------------------------------------------------------------------------------------------------------
Villahermosa                     130.0           159.3           22.54           484.2            569.8          17.68
------------------------------------------------------------------------------------------------------------------------
                 TOTAL         1,126.8         1,267.6           12.50         4,585.6          5,060.1          10.35
------------------------------------------------------------------------------------------------------------------------

Note: Passenger figures exclude transit and general aviation passengers.

Table II:         International Passengers (in thousands)
------------------------------------------------------------------------------------------------------------------------
       Airport                   4Q02             4Q03        % Change           FY               FY               %
                                                                                2002             2003            Change
------------------------------------------------------------------------------------------------------------------------
Cancun                        1,248.3          1,466.6           17.49         5,837.8          6,524.9          11.77
------------------------------------------------------------------------------------------------------------------------
Cozumel                          55.0             62.1           12.91           350.2            364.3            4.03
------------------------------------------------------------------------------------------------------------------------
Huatulco                          5.4              3.3         (38.89)            27.3             26.7          (2.20)
------------------------------------------------------------------------------------------------------------------------
Merida                           20.0             26.4           32.00            96.6             97.1           0.52
------------------------------------------------------------------------------------------------------------------------
Minatitlan                        0.7              0.5         (28.57)             2.6              2.4          (7.69)
------------------------------------------------------------------------------------------------------------------------
Oaxaca                            6.5              7.1            9.23            25.0             29.0          16.00
------------------------------------------------------------------------------------------------------------------------
Tapachula                         0.7              0.8           14.29             3.1              2.4         (22.58)
------------------------------------------------------------------------------------------------------------------------
Veracruz                         13.3             12.4          (6.77)            53.5             53.2          (0.56)
------------------------------------------------------------------------------------------------------------------------
Villahermosa                      3.9              8.8          125.64            14.9             29.9         100.67
------------------------------------------------------------------------------------------------------------------------
                TOTAL         1,353.8          1,587.9           17.29         6,411.0          7,129.9          11.21
------------------------------------------------------------------------------------------------------------------------

 Note: Passenger figures exclude transit and general aviation passengers.

Table III:  Total Passengers (in thousands)

------------------------------------------------------------------------------------------------------------------------
       Airport                  4Q02              4Q03        % Change           FY               FY               %
                                                                                2002             2003            Change
------------------------------------------------------------------------------------------------------------------------
Cancun                        1,675.5         1,966.6            17.37         7,718.0         8,684.2           12.52
------------------------------------------------------------------------------------------------------------------------
Cozumel                          76.0            80.5             5.92           445.9           455.8            2.22
------------------------------------------------------------------------------------------------------------------------
Huatulco                         58.3            58.8             0.86           268.4           259.4          (3.35)
------------------------------------------------------------------------------------------------------------------------
Merida                          212.1           238.5            12.45           849.6           899.6            5.89
------------------------------------------------------------------------------------------------------------------------
Minatitlan                       33.7            34.1             1.19           126.0           130.9            3.89
------------------------------------------------------------------------------------------------------------------------
Oaxaca                          121.2           128.6             6.11           433.3           461.0            6.39
------------------------------------------------------------------------------------------------------------------------
Tapachula                        45.8            48.6             6.11           176.8           184.8            4.52
------------------------------------------------------------------------------------------------------------------------
Veracruz                        124.1           131.6             6.04           479.6           514.6            7.30
------------------------------------------------------------------------------------------------------------------------
Villahermosa                    133.9           168.1            25.54           499.1           599.7           20.16
------------------------------------------------------------------------------------------------------------------------
                TOTAL         2,480.5         2,855.5            15.12        10,996.6        12,190.0           10.85
------------------------------------------------------------------------------------------------------------------------

 Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 4Q03
--------------------------------------------------------------------------------

Total revenues for 4Q03 reached Ps.346.7 million, representing a year-over-year increase of 18.04%. This was mainly due to:

o An increase of 14.23% in revenues from aeronautical services, principally as a result of the above-mentioned growth in passenger traffic; and,

o An increase of 32.74% in revenues from non-aeronautical services, principally driven by the 39.71% year-over-year improvement in commercial revenues.

ASUR classifies revenues from the following activities as commercial revenues: duty free sales, car rentals, retail sales, banking and currency exchange services, advertising space rentals, teleservices, non-permanent ground transportation, food and beverage and parking lot operations.

In 4Q03 commercial revenues improved by 39.71% when compared to 4Q02, mainly due to:

o A 27.98% increase in duty-free revenues, primarily as a result of the increase in international passenger traffic and an improved product mix;

o An increase of 62.36% in food and beverage revenues, primarily as a result of the growth in passenger traffic and the opening of restaurants and bars in Cancun airport, in particular the opening of Margarita Ville in December 2003. The increase in food and beverage revenues also resulted from the opening of new food and beverage stores throughout the year, as detailed below:

     Airport                    Store Name                          Month
     ---------------------------------------------------------------------------
     Cancun                     Tequileria Cuervo                   September
     Cancun                     Coffe Bar                           December
     ---------------------------------------------------------------------------
     Cozumel                    Colombian                           July
     ---------------------------------------------------------------------------
     Oaxaca                     Snack bar I                         January
                                Snack bar II                        January
                                Restaurant                          June
     ---------------------------------------------------------------------------
     Tapachula                  Restaurant                          July
     ---------------------------------------------------------------------------
     Veracruz                   Snack bar                           August
     ---------------------------------------------------------------------------
     Villahermosa               Restaurant                          April
     ---------------------------------------------------------------------------

o A 34.22% increase in retail revenues, principally due to higher passenger traffic and the opening of new stores. During the quarter, the following stores were opened: Portafolio, a clothing store at Merida airport on October 2003, a convenience store at Cancun airport on November 2003 and a jewelry store at Huatulco airport on November 2003. The increase in retail revenues for the quarter was also due to the following store openings that took place earlier in 2003:

     Airport                    Type - Name                         Month
     ---------------------------------------------------------------------------
     Cancun                     Convenience Store                   November
     ---------------------------------------------------------------------------
     Cozumel                    Sunglass Hut                        June
     Cozumel                    Hard Rock                           July
     Cozumel                    Carlos & Charlie's                  July
     ---------------------------------------------------------------------------
     Huatulco                   Convenience Store                   February
     Huatulco                   Jewelry Store                       November
     ---------------------------------------------------------------------------
     Merida                     Liquor Store                        February
     Merida                     Portafolio - Clothes                October
     ---------------------------------------------------------------------------
     Minatitlan                 Convenience Store                   February
     ---------------------------------------------------------------------------
     Oaxaca                     Liquor Store                        June
     ---------------------------------------------------------------------------
     Veracruz                   Destination Shop                    March
     ---------------------------------------------------------------------------

o A 109.28% increase in advertising revenues, resulting from the creation of additional space for advertising and revenues relating to the distribution of print advertising at Cancun airport.

o A 71.62% increase in revenue from banking and currency exchange services, primarily resulting from American Express becoming fully operational after the completion of the remodeling of Terminal 2 at the Cancun airport.

Total operating costs and expenses for 4Q03 increased year-over-year by 6.50%, mainly as a result of:

o A 1.44% decline in costs of services mainly as a result of a reduction in travel expenses of ASUR's personnel.

o A 34.70% increase in administrative expenses primarily as a result of the development of the 2004-2018 master development plan and the presentation of investment projects for the Cancun airport.

o A 25.48% increase in the cost of technical assistance, mainly as a result of the increase in EBITDA for the period (a basis for the calculation of the fee).

o An 18.04% increase in concession fees mainly due to higher sales by concessionaires.

o A 1.78% increase in depreciation and amortization, mainly due to the depreciation of investments in fixed assets and improvements made to assets under the concession.

Operating margin for 4Q03 improved year-over-year to 26.07%, from 18.07%. This was mainly driven by the 18.04% increase in revenues, primarily the 32.74% growth in non-aeronautical revenues, which more than offset the 6.50% increase in costs and expenses.

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of the company's assets (including, in ASUR's case, the concessions), less the average tax value of certain liabilities (essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries)). ASUR made asset tax payments of Ps.41.1 million for 4Q03. Of these payments, Ps.10.8 million were recorded as an expense in the results for the quarter. The difference was recorded as an asset, since the Company expects to recover Ps.30.3 million in future income tax payments.

Net income for 4Q03 was Ps.34.76 million, a decrease of 37.75% compared to 4Q02. As explained in ASUR's previous press releases, net income for 4Q02 experienced a one-time positive effect from a change in deferred taxes arising out of a decrease in the Mexican corporate tax rate. This extraordinary effect on net income in 4Q02, without a similar effect in 4Q03, is the principal reason for the decrease in net income between the two quarters.

As a result, earnings per share for 4Q03 declined year-over-year by 37.75% to Ps.0.1159, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.1031, from earnings per common share of Ps.0.1862, or EPADS of US$0.1657 for the same period last year.

Table IV:  Summary of Consolidated Results for 4Q03

--------------------------------------------------------------------------------------------
                                              4Q02                4Q03                %
                                                                                    Change
--------------------------------------------------------------------------------------------
Total Revenues                                293,725             346,701            18.04
--------------------------------------------------------------------------------------------
Aeronautical Services                         233,370             266,584            14.23
--------------------------------------------------------------------------------------------
Non/Aeronautical Services                      60,355              80,117            32.74
--------------------------------------------------------------------------------------------
             Commercial Revenues              42,189              58,942            39.71
--------------------------------------------------------------------------------------------
Operating Profit                               53,072              90,400            70.33
--------------------------------------------------------------------------------------------
Operating Margin %                             18.07%              26.07%            44.31
--------------------------------------------------------------------------------------------
EBITDA                                        140,179             179,056            27.73
--------------------------------------------------------------------------------------------
EBITDA MARGIN %                                47.72%              51.65%             8.22
--------------------------------------------------------------------------------------------
Net Income                                     55,850              34,767           (37.75)
--------------------------------------------------------------------------------------------
Earnings per Share                             0.1862              0.1159           (37.75)
--------------------------------------------------------------------------------------------
Earnings per ADS in US$                        0.1657              0.1031           (37.75)
--------------------------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of December
      31, 2003. U.S. dollar figures are calculated at the exchange rate of US$1=Ps. 11.2372.

Table V: Commercial Revenues for 4Q03

-----------------------------------------------------------------------------------------
                                              4Q02                4Q03              %
                                                                                  Change
-----------------------------------------------------------------------------------------
   Total Passengers
-----------------------------------------------------------------------------------------
   Commercial Revenues                         42,189              58,942           39.71
-----------------------------------------------------------------------------------------
   Passengers ('>000)                           2,567               2,943           14.63
-----------------------------------------------------------------------------------------
   Commercial Revenues per                      16.43               20.03           21.88
   Passenger
-----------------------------------------------------------------------------------------

Note: For purposes of this table, 86.7 thousand and 87.2 thousand transit and general aviation passengers are included for 4Q02 and 4Q03, respectively. Revenue figures are shown in thousands of constant Mexican pesos as of December 31, 2003.

Table VI:  Operating Costs and Expenses for 4Q03

   --------------------------------------------------------------------------------------------------
                                                                4Q02          4Q03             %
                                                                                             Change
   --------------------------------------------------------------------------------------------------
   Cost of Services                                             99,612         98,183        (1.44)
   --------------------------------------------------------------------------------------------------
   Administrative                                               31,214         42,046         34.70
   --------------------------------------------------------------------------------------------------
   Technical Assistance                                          8,034         10,081         25.48
   --------------------------------------------------------------------------------------------------
   Concession Rights                                            14,686         17,335         18.04
   --------------------------------------------------------------------------------------------------
   Depreciation and Amortization                                87,106         88,656          1.78
   --------------------------------------------------------------------------------------------------
                                            TOTAL              240,652        256,301          6.50
   --------------------------------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of December
      31, 2003.

Consolidated Results for Fiscal Year 2003
--------------------------------------------------------------------------------

Table VII: Summary of Consolidated Results for the Twelve-Month Period

   -----------------------------------------------------------------------------------------------------
                                                          FY                  FY                 %
                                                         2002                2003              Change
   -----------------------------------------------------------------------------------------------------
   Total revenues                                       1,289,934           1,466,632            13.70
   -----------------------------------------------------------------------------------------------------
   Aeronautical Services                                1,041,200           1,155,446            10.97
   -----------------------------------------------------------------------------------------------------
   Non-aeronautical Services                              248,733             311,186            25.11
   -----------------------------------------------------------------------------------------------------
                         Commercial Revenues              170,173             226,210            32.93
   -----------------------------------------------------------------------------------------------------
   Operating Profit                                       369,294             501,834            35.89
   -----------------------------------------------------------------------------------------------------
   Operating Margin %                                      28.63%              34.22%            19.52
   -----------------------------------------------------------------------------------------------------
   EBITDA                                                 717,719             856,459            19.33
   -----------------------------------------------------------------------------------------------------
   EBITDA Margin                                           55.64%              58.40%             4.95
   -----------------------------------------------------------------------------------------------------
   Net Income                                             229,044             276,191            20.58
   -----------------------------------------------------------------------------------------------------
   Earnings per Share                                      0.7635              0.9206            20.58
   -----------------------------------------------------------------------------------------------------
   Earnings per ADS in US$                                 0.6794              0.8193            20.58
   -----------------------------------------------------------------------------------------------------


Note: Figures are shown in thousands of constant Mexican pesos as of December
       31, 2003. U.S. dollar figures are calculated at the exchange rate of US$1=Ps. 11.2372.

Total revenues for 2003 were Ps.1,466.6, a year-over-year increase of 13.70% driven by:

o An increase of 10.97% in revenues from aeronautical services, resulting from the rise in international passengers during the period; and,

o An increase of 25.11% in revenues from non-aeronautical services, principally as a result of the 32.93% year-over-year improvement in commercial revenues.

In May 2002, certain airlines informed ASUR of their desire to extend their payment deadline for passenger charges to 115 days, from the previously agreed-upon term of 60 days. On November 14, 2003 ASUR signed an agreement with the airlines which effectively resolved the disputes between the parties. This agreement grants the airlines the option to pay in 115 days or 60 days. If the airlines pay in 60 days, they will benefit from prompt payment discounts.

Commercial revenues for 2003 increased year-over-year by 32.93%, mainly due to the improvement in customer service and commercial offering as follows:

o A 19.24% rise in duty-free revenues, principally due to the increase in international passengers.

o A 47.28% increase in food and beverage revenues due to the increase in passenger traffic and the opening of restaurants and bars in the Cancun, Cozumel, Veracruz, Oaxaca, Tapachula and Villahermosa airports.

o A 40.33% increase in retail revenues, reflecting the growth in passenger traffic as well as store openings in the Cancun, Cozumel, Huatulco, Merida, Minatitlan, Oaxaca and Veracruz airports.

o A 66.11% increase in banking and currency exchange revenues as a result of two American Express offices becoming fully operational at the Cancun Airport.

o A 99.78% increase in advertising revenues, mainly resulting from the dedication of additional space for advertising at the Cancun airport and rental space for car exhibits, at the Merida and Villahermosa airports.

Table VIII:  Commercial Revenues for Fiscal Year 2003

   --------------------------------------------------------------------------------------------------
                                                         FY                  FY                 %
                                                        2002                2003              Change
   --------------------------------------------------------------------------------------------------
   Commerical Revenues                                 170,173             226,210            32.93
   --------------------------------------------------------------------------------------------------
   Total Passengers                                     11,348              12,534            10.45
   (In thousands)
   --------------------------------------------------------------------------------------------------
   Commercial Revenues per Passenger, in Ps.             15.00               18.05            20.81
   Revenues
   --------------------------------------------------------------------------------------------------

Note: For purposes of this table, 351.1 thousand and 344.2 thousand transit and general aviation passengers were included in the figures for Fiscal Year 2002 and 2003, respectively. Figures are shown in thousands of constant Mexican pesos as of December 31, 2003.

Table IX:  Operating Costs and Expenses for Fiscal Year 2003

   ------------------------------------------------------------------------------------------------
                                                                FY              FY             %
                                                               2002            2003         Change
   ------------------------------------------------------------------------------------------------
   Cost of Services                                            357,599        364,330        1.88
   ------------------------------------------------------------------------------------------------
   Administrative                                              111,243        126,413       13.64
   ------------------------------------------------------------------------------------------------
   Technical Assistance                                         38,913         46,125       18.53
   ------------------------------------------------------------------------------------------------
   Concession Right                                             64,995         73,305       13.72
   ------------------------------------------------------------------------------------------------
   Depreciation and Amortization                               348,426        354,625        1.78
   ------------------------------------------------------------------------------------------------
                                            TOTAL              920,640        964,798        4.80
   ------------------------------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of December
      31, 2003.

Operating costs and expenses for 2003 rose year-over-year by 4.80%, due to the following:

o Cost of services for 2003 rose by 1.88% due to increases in insurance and maintenance.

o Administrative expenses increased by 13.64%, mainly as a result of the wage increase granted to non-unionized employees during the third quarter of 2003. Higher administrative expenses were also due to the preparation and presentation of investment projects for the Cancun airport and the development, design and preparation of the 2004-2008 Master Development Plan.

o Technical assistance costs increased by 18.53%, due to the corresponding year-over-year increase in EBITDA.

o The 13.72% increase in concession fees reflects the year-to-date increase in overall revenues.

o Depreciation and amortization for 2003 rose 1.78%, mainly due to the above-mentioned capitalization of investments in fixed assets and improvements made to concession assets.

o Operating margin for 2003 improved to 34.22% from 28.63% in 2002, mainly due to the increase in revenue and cost controls.

Net income for 2003 increased 20.58% form 2002 to Ps.276.19 million. Earnings per common share for 2003 were Ps.0.9206, or EPADS of US$0.8193, compared with earnings per common share of Ps. 0.7635, or EPADS of US$0.6794 for 2002.

Tariff Regulation
--------------------------------------------------------------------------------

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR's activities through maximum rates, which represent the maximum annual amount of revenues per work load unit that may be earned at each airport for services subject to price regulation.

ASUR's regulated revenues for 2003 were Ps. 1,170.29 million, resulting in a year-to-date average tariff per traffic unit of Ps. 99.31.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Under the terms of our concessions, each of ASUR's subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan covers a fifteen-year period and includes investment commitments (including capital expenditures and improvements) of the concession holder for the succeeding five-year period and investment projections (including capital expenditures and improvements) for the remaining ten years. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions.

ASUR's maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year period ending December 31, 2008, the maximum rates applicable to ASUR's airports will be reduced by an annual efficiency factor of 0.75% in real terms.

Table X:  Master Development Plans
------------------------------------------------------------------------------
Airport            2004-2008*          2009-2013**             2014-2018**
------------------------------------------------------------------------------
Cancun                    895                     901                     589
Cozumel                    86                      28                      40
Huatulco                   54                      16                      39
Merida                     96                      78                      18
Minatitlan                 19                      25                      13
Oaxaca                     47                      38                      23
Tapachula                  31                      28                      13
Veracruz                   51                      50                      25
Villahermosa               84                      50                      24
------------------------------------------------------------------------------
Total                   1,363                   1,214                     784
------------------------------------------------------------------------------

Note: In Millions of Pesos as of December 31, 2002 * Commited investment **
      Indicative investment

Table XI:  Maximum Tariffs
-----------------------------------------------------
Airport                           2004
-----------------------------------------------------
Cancun                                         99.56
Cozumel                                       106.82
Huatulco                                       88.06
Merida                                         75.03
Minatitlan                                     93.33
Oaxaca                                         91.65
Tapachula                                     109.50
Veracruz                                       77.85
Villahermosa                                   86.93
-----------------------------------------------------
Note: In Millions of Pesos as of December 31, 2002

Balance Sheet

As of December 31, 2003, Airport Facility Usage Rights and Airport Concessions represented 89.93% of ASUR's total assets, with current assets representing 8.40% and other assets representing 1.67%.

As of December 31, 2003, ASUR's cash and marketable securities totaled Ps.710.36 million. As of the same date, shareholders' equity was Ps. 11,347.45 million, or 94.70% of total assets, and total liabilities were Ps.634.81 million, or 5.30% of ASUR's total assets. Total deferred liabilities represented 75.34% of the Company's total liabilities.

CAPEX
--------------------------------------------------------------------------------

During the fourth quarter ASUR made investments of Ps. 185.8 million as part of the Company's ongoing plan to modernize the airports of the group. For the full year, capital investments totaled Ps.340.6 million.

Key Corporate Developments
--------------------------------------------------------------------------------

As a result of the settlement reached by Tribasa with its creditors, it was decided that Tribasa transfer its ownership stake in Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. (ITA) in favor of Nacional Financiera S.N.C. (NAFIN). As determined under the terms of the Participation Agreement among ITA, the Mexican government and ASUR, the required authorizations were obtained and the mandatory procedure was followed, including obtaining authorization at ASUR's shareholder's meeting.

On December 30, 2003 Tribasa transferred its stake in ITA to NAFIN. As a result, NAFIN has temporarily replaced Tribasa as ITA's Mexican partner until it finds a party, which meets the original bidding terms for the acquisition of share capital in ASUR, to purchase the stake.

About ASUR:
Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Operating Results per Airport

--------------------------------------------------------------------------------------------------------------------------
                                                                  %                FY              FY              %
                                  4Q02           4Q03           Change            2002            2003           Change
--------------------------------------------------------------------------------------------------------------------------
Cancun
--------------------------------------------------------------------------------------------------------------------------
 Aeronautical                     164,203        192,390           17.17           756,895        857,379          13.28
 Revenues
--------------------------------------------------------------------------------------------------------------------------
 Non-aeronautical                  42,633         57,629           35.18           174,969        222,246          27.02
 Revenues
--------------------------------------------------------------------------------------------------------------------------
 Operating Profit                  71,464         96,482           35.01           396,449        502,799          26.83
--------------------------------------------------------------------------------------------------------------------------
 EBITDA                           125,813        152,414           21.14           613,844        726,524          18.36
--------------------------------------------------------------------------------------------------------------------------
Cozumel
--------------------------------------------------------------------------------------------------------------------------
 Aeronautical                       6,695          6,689          (0.08)            38,920         39,642           1.85
 Revenues
--------------------------------------------------------------------------------------------------------------------------
 Non-aeronautical                   2,367          2,910           22.91            12,485         14,094          12.88
 Revenues
--------------------------------------------------------------------------------------------------------------------------
 Operating Profit                 (7,007)        (4,236)         (39.54)           (4,889)        (2,520)        (48.45)
--------------------------------------------------------------------------------------------------------------------------
 EBITDA                           (2,885)            208        (107.20)            11,596         15,255          31.55
--------------------------------------------------------------------------------------------------------------------------
Merida
--------------------------------------------------------------------------------------------------------------------------
 Aeronautical                      18,068         19,505            7.95            73,618         75,175           2.12
 Revenues
--------------------------------------------------------------------------------------------------------------------------
 Non-aeronautical                   5,907          7,260           22.91            24,084         27,594          14.39
 Revenues
--------------------------------------------------------------------------------------------------------------------------
 Operating Profit                     796          2,586          224.78             8,521         10,647          24.95
--------------------------------------------------------------------------------------------------------------------------
 EBITDA                             7,785         10,014           28.63            36,477         40,358          10.64
--------------------------------------------------------------------------------------------------------------------------
Others
--------------------------------------------------------------------------------------------------------------------------
 Aeronautical                      44,404         48,000            8.10           171,768        183,250           6.69
 Revenues
--------------------------------------------------------------------------------------------------------------------------
 Non-aeronautical                   9,448         12,318           30.38            37,195         47,297          27.16
 Revenues
--------------------------------------------------------------------------------------------------------------------------
 Operating Profit                (12,181)        (4,433)         (63.61)          (30,787)        (9,092)        (70.47)
--------------------------------------------------------------------------------------------------------------------------
 EBITDA                             9,466         16,421           73.46            55,802         74,322          33.19
--------------------------------------------------------------------------------------------------------------------------
TOTAL
--------------------------------------------------------------------------------------------------------------------------
 Aeronautical                     233,370        266,584           14.23         1,041,200      1,155,446          10.97
 Revenues
--------------------------------------------------------------------------------------------------------------------------
 Non-aeronautical                  60,355         80,117           32.74           248,733        311,186          25.11
 Revenues
--------------------------------------------------------------------------------------------------------------------------
 Operating Profit                  53,072         90,400           70.33           369,294        501,834          35.89
--------------------------------------------------------------------------------------------------------------------------
 EBITDA                           140,179        179,056           27.73           717,719        856,459          19.33
--------------------------------------------------------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of December
      31, 2003.

                  GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
          CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31ST, 2003 AND 2002
       Thousands of Mexican pesos in purchasing power as of December 2003


--------------------------------------------------------------------------------------------------------------------------
ITEM                                                              December              December     VARIATION        %
                                                                   2002                  2003
--------------------------------------------------------------------------------------------------------------------------
       ASSETS
Current Assets
   Cash and cash equivalents                                        516,583              710,367       193,784       37.5
   Trade receivables, net                                           190,831              170,489       (20,341)    (10.7)
   Recoverable taxes and other current assets                        48,698              125,763         77,065     158.3
                                                             ---------------      -------------     ------------  --------
Total Current Assets                                                756,112            1,006,620        250,508      33.1
Fixed Assets
   Machinery, furniture and equipment, net                           67,457               81,571         14,114      20.9
   Rights to use airport facilities, net                          2,184,679            2,110,438       (74,241)     (3.4)
   Improvements to use airport facilities, net                      625,936              981,016        355,080      56.7
   Constructions in process                                         127,999               98,164       (29,834)    (23.3)
   Others                                                            64,591                5,457       (59,135)    (91.6)
                                                             ---------------      -------------     ------------  --------
Total Fixed Assets                                                3,070,663            3,276,646        205,984      6.7

Deferred Assets
   Airports concessions, net                                      7,903,794            7,683,832      (219,961)     (2.8)
   Deferred income taxes                                                  -                    -              -       0.0
   Other                                                             19,561               15,155        (4,406)    (22.5)
                                                             ---------------      -------------     ------------  --------
Total Deferred Assets                                             7,923,355            7,698,987      (224,368)     (2.8)
                                                             ---------------      -------------     ------------  --------
       TOTAL ASSETS                                              11,750,130           11,982,254        232,124       2.0
                                                             ===============      =============     ============  ========
       LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
   Trade accounts payable                                            2,587               10,192           7,605     294.0
   Notes payable                                                          -                   -               -       0.0
   Accrued expenses and others payables                             121,213             131,752          10,539       8.7
                                                             ---------------      -------------     ------------  --------
Total Current Liabilities                                           123,800             141,944          18,144      14.7
Long term liabilities
   Other                                                             21,906              13,990         (7,917)     (36.1)
   Deferred income taxes                                            365,179             440,769          75,590      20.7
   Deferred employees profit sharing                                 38,987              37,496         (1,491)      (3.8)
   Labor Obligations                                                    679                 608            (71)     (10.5)
                                                             ---------------      -------------     ------------  --------
Total long term liabilities                                         426,751             492,862          66,111      15.5
       TOTAL LIABILITIES                                            550,551             634,806          84,255      15.3

STOCKHOLDER'S EQUITY
   Capital stock                                                 10,906,498          10,906,498               0       0.0
   Legal Reserve                                                     40,219              51,671          11,452      28.5
   Share repurchase reserve                                               -                   -               -       0.0
   Net Income for the period                                         229,044            276,191          47,146      20.6
   Retained earnings                                                  23,817            113,087          89,270     374.8
                                                             ---------------      -------------     ------------  --------
       TOTAL STOCKHOLDER'S EQUITY                                 11,199,579         11,347,448         147,869       1.3
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                        11,750,130         11,982,254         232,124       2.0
                                                             ===============      =============     ============  ========

                  GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
     CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 1 ST, TO DECEMBER 31 ST,
                                  2003 AND 2002
       Thousands of Mexican pesos in purchasing power as of December 2003


-----------------------------------------------------------------------------------------------------------------------------------
                 ITEM                              ACCUMULATIVE    ACCUMULATIVE    VARIATION %   Quarter    Quarter    VARIATION
                                                      2002             2003                       2002       2003          %
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
     Aeronautical Services                          1,041,200          1,155,446       10.97       233,370     266,584      14.23
     Non-Aeronautical Services                        248,733            311,186       25.11        60,355      80,117      32.74
                                                   ----------         ----------    --------    ----------   ---------   --------
Total Revenue                                       1,289,934          1,466,632       13.70       293,725     346,701      18.04
Operating Expenses
     Cost of Services                                 357,599            364,330        1.88        99,612      98,183     (1.44)
     General and administrative
     expenses                                         111,243            126,413       13.64        31,214      42,046      34.70
     Technical Assistance                              38,913             46,125       18.53         8,034      10,081      25.48
     Concession fee                                    64,460             73,305       13.72        14,686      17,335      18.04
     Depreciation and Amortization                    348,426            354,625        1.78        87,106      88,656       1.78
                                                   ----------         ----------    --------    ----------   ---------   --------
Total Operating Expenses                              920,640            964,798        4.80       240,652     256,301       6.50

Operating Income                                      369,294            501,834       35.89        53,072      90,400      70.30

Comprehensive Financing Cost                           28,251             24,213       (14.30)     (1,557)       2,500    (260.53)
                                                   ----------         ----------    ---------   ----------   ---------   --------
Extraordinary Expenses
     Rescue Clause                                      7,287             24,694       238,87        7,964       6,814     (14.45)
     Loss due to act of God                             3,675              1,622      (55.87)        3,675         493     (86.57)

Income Before Income Taxes                            386,583            499,731       29.27        39,876      85,592     114.65

     Provision for Income Taxes                        32,779             45,194       37.87      (16,649)      10,929    (165.64)
     Defferred income taxes                           123,211            178,346       44.75         (874)      39,896  (4,666.27)
     Deferred employees profit sharing                  1,549                  -    (100.00)         1,549          -     (100.00)
                                                   ----------         ----------    --------    ----------   ---------   --------
Net Income for the Year                               229,044            276,191       20.58        55,850      34,767     (37.75)
                                                   ==========         ==========    ========    ==========   =========   ========
     Earnings per share                                0.7635             0.9206       20.58        0.1862      0.1159     (37.75)
     Earning per ads usd                               0.6794             0.8193       20.58        0.1657      0.1031     (37.75)
     Exchange rate per dollar 11.2372

                  GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
     CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 1 ST, TO DECEMBER 31 ST,
                                  2003 AND 2002
       Thousands of Mexican pesos in purchasing power as of December 2003


----------------------------------------------------------------------------------------------------------------------------------
                  ITEM                       ACCUMULATIVE        ACCUMULATIVE     VARIATION           4Q           4Q      VARIATION
                                                  2002                  2003         %              2002         2003         %
----------------------------------------------------------------------------------------------------------------------------------
Net Income for the Year                           229,044             276,191         20.6          55,850      34,767     (37.7)
 Depreciation and Amortization                    348,426             354,625          1.8          87,106      88,656       1.8
                                         -----------------------------------------------------------------------------------------
Resources provided by operations                  577,470             630,816          9.2         142,957     123,423     (13.7)
                                         -----------------------------------------------------------------------------------------
Changes in operating assets and
liabilities:

Decrease (increase) in:
Trade receivables                                (30,659)               2,334       (107.6)         18,470     (3,897)    (121.1)
 Recoverable taxes and other current
 assets                                             4,985              30,926        520.4          28,314      28,575       0.9
Other deferred assets                             (6,161)               4,406       (171.5)          5,868       4,494     (23.4)
Increase (decrease) in:
 Trade accounts payable                             1,179               7,605        545.1             799       5,448     581.7
 Accrued expenses and others payables              18,395            (48,729)       (364.9)       (23,335)         685    (102.9)
 Long term liabilities                             13,673              66,111        383.5        (28,583)      23,526    (182.3)
                                         -----------------------------------------------------------------------------------------
Resources provided by (used for) working            1,411              62,653      4,339.7           1,534      58,830   3,734.9
capital

Resources provided by (used for)
operating activities                              578,881             693,469         19.8         144,491     182,253      26.1

Resources provided by (used for)
financing activities:                           (757,134)           (159,038)          0.0               0           0       0.0
                                         -----------------------------------------------------------------------------------------
 Notes payable                                          -                   -          0.0               0           -       0.0
Others                                          (757,134)           (159,038)        (79.0)              0           -       0.0

Resources provided by (used for)
investing activities:                           (270,973)           (340,647)         25.7        (91,862)   (185,843)     102.3
                                         -----------------------------------------------------------------------------------------
 Investments in machinery, furniture and
 equipment, net                                  (11,555)            (39,673)        243.3         (8,463)    (10,603)      25.3
 Investments in rights to use airport
 facilities                                     (265,930)           (389,944)         46.6       (262,180)   (387,460)      47.8
 Investments in constructions in process           15,659              29,834         90.5         216,216     177,571     (17.9)
 Investments in others                            (9,147)              59,135       (746.5)       (37,435)      34,648    (192.6)
  Increase (Decrease) in cash and
                 cash equivalents               (449,226)             193,784       (143.1)         52,629     (3,590)    (106.8)
Cash and cash equivalents at beginning
of the financial period                           965,809             516,583        (46.5)        463,954     713,957      53.9

Cash and cash equivalents at the end of
the financial period                              516,583             710,368         37.5         516,583     710,367      37.5
                                           ==============         ===========      =======      ==========   =========  ========
----------------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Grupo Aeroportuario del Sureste, S.A. de C.V.


                                   By: /s/ ADOLFO CASTRO RIVAS
                                       ------------------------------
                                       Adolfo Castro Rivas
                                       Director of Finance

Date: February 25, 2004